 Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

VICARIOUS SURGICAL INC.

It is hereby certified that:

1.	The name of the corporation is Vicarious Surgical Inc. (the “Corporation”):

2.	The Certificate of Incorporation of the Corporation is hereby amended by striking out Section (A) of Article 8 in its entirety and by substituting the following in lieu thereof:

(A)	Limited Liability. A director or officer of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer to the fullest extent permitted by Delaware Law.

3.	The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

EXECUTED, effective as of this 6th day of June, 2023.

VICARIOUS SURGICAL INC.

By:	/s/ Adam Sachs
Name: Adam Sachs
Title: President and Chief Executive Officer